EXHIBIT 99.1

Centerra Gold Reports Third Quarter 2026 Results; Full-Year AISC Guidance on a By-Product Basis Lowered at Mount Milligan Following Continued Operational Execution; Record Quarterly Share Buybacks and Continued Advancement of Self-Funded North American Growth Strategy

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Oct. 29, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its third quarter 2026 operating and financial results.

President and CEO, Paul Tomory, commented, “This quarter’s results reflect consistent execution at our operations. Mount Milligan delivered a fourth consecutive quarter on plan and remains on track to achieve its 2026 production guidance. Strong copper by-product credits have enabled us to lower Mount Milligan’s full-year guidance for all-in sustaining costs on a by-product basisNG, while Öksüt continues to track in line with its previously increased full-year production guidance and original cost guidance ranges. We are pleased with our cost performance in the quarter and year-to-date, particularly in an environment of continued industry cost pressures. During the quarter, we also achieved a record level of share repurchases, reinforcing our commitment to returning capital to shareholders and our disciplined approach to capital allocation.”

Paul Tomory continued, “Our growth pipeline is moving closer to several important milestones. At Thompson Creek, we remain on track for first molybdenum production in mid-2027, less than one year away and in a constructive price environment, and we expect to deliver the restart project within our capital cost estimate. Development work at Goldfield continues to advance well with critical long-lead items procured and site establishment activities now underway, and the Kemess Pre-Feasibility Study is progressing towards completion in mid-2027. At Öksüt, work on our Life of Mine Optimization study is well underway with results expected in early 2027 alongside our year-end disclosures. We remain confident in Centerra’s long-term outlook, with a continued focus on operational execution and the advancement of our self-funded North American growth strategy to deliver long-term value for shareholders.”

Third Quarter 2026 Highlights

Operations

  Production: In the third quarter 2026, consolidated gold production was 75,429 ounces, including 44,070 ounces from the Mount Milligan Mine (“Mount Milligan”) and 31,359 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 12.8 million pounds at Mount Milligan. The Company remains on track to achieve its 2026 gold production guidance of 140,000 to 155,000 ounces of gold and 50 to 60 million pounds of copper at Mount Milligan and 120,000 to 135,000 ounces of gold at Öksüt.
  Sales: Third quarter 2026 gold sales were 74,387 ounces at an average realized gold price of $3,483 per ounce and copper sales were 13.2 million pounds at an average realized copper price of $5.74 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: Third quarter 2026 consolidated gold production costs were $1,505 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,775 per ounce. The Company remains well positioned to achieve its 2026 guidance for consolidated AISC on a by-product basisNG of $1,650 to $1,750 per ounce.
  Capital expendituresNG: Third quarter 2026 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $139.3 million and $150.9 million, respectively. Sustaining capital expendituresNG in the third quarter 2026 were $26.1 million mainly related to construction at the existing tailings storage facility (“TSF”), equipment replacements and mill maintenance at Mount Milligan. Non-sustaining capital expendituresNG in the third quarter were $124.8 million related mainly to the development of the Thompson Creek Mine (“Thompson Creek”) and the Goldfield Project (“Goldfield”).

Financial

  Net earnings: Third quarter 2026 net earnings were $88.7 million, or $0.46 per share, and adjusted net earningsNG were $71.8 million or $0.37 per share. Key adjustments to net earnings, net of tax, include $10.2 million of deferred income tax adjustments reflecting the impact of foreign exchange rate movements on deferred income taxes at Mount Milligan, and $7.2 million of reclamation provision revaluation recovery. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the third quarter 2026, cash provided by operating activities was $143.1 million and free cash flowNG was $17.1 million. This includes $106.8 million of cash provided by mine operations and $62.8 million of free cash flowNG at Mount Milligan and $68.3 million of cash provided by mine operations and $65.8 million of free cash flowNG at Öksüt. This was partially offset by capital expendituresNG at Thompson Creek and Goldfield.
  Cash and cash equivalents: As at September 30, 2026, total liquidity was $998 million, comprised of a cash balance of $398 million and $600 million available under a corporate credit facility.
  Returning capital to shareholders: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 2,584,600 common shares (“Shares”) in the third quarter 2026, for a record total consideration of $53.0 million. The Company has completed $125.2 million of share repurchases in the first nine months of the year. Centerra continues to believe that the NCIB provides the Company with flexibility to strategically deploy cash in line with its capital allocation priorities, subject to market conditions, while maintaining the financial capacity to invest in future growth. A quarterly dividend of C$0.07 per common share was declared for a total of $9.8 million in the third quarter.
  Intention to renew NCIB: Centerra’s current NCIB expires on November 9, 2026. Subject to the approval of the Toronto Stock Exchange (“TSX”), Centerra intends to renew its NCIB to purchase for cancellation a number of Shares, representing the greater of 5% of the issued and outstanding Shares or 10% of the public float. As at October 29, 2026, Centerra had 193,499,721 issued and outstanding Shares.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2026	2025	% Change	2026	2025	% Change
Financial Highlights
Revenue	500.3	395.2	27%	1,427.7	983.0	45%
Production costs	290.8	223.4	30%	796.4	597.1	33%
Depreciation, depletion, and amortization ("DDA")	33.4	35.4	(6)%	98.6	85.5	15%
Earnings from mine operations	176.1	136.4	29%	532.7	300.4	77%
Net earnings	88.7	292.2	(70)%	240.2	391.2	(39)%
Adjusted net earnings(1)	71.8	66.4	8%	239.3	145.4	65%
Adjusted EBITDA(1)	137.6	145.8	(6)%	468.5	308.2	52%
Cash provided by operating activities	143.1	161.7	(12)%	329.4	245.6	34%
Free cash flow(1)	17.1	98.7	(83)%	43.2	83.1	(48)%
Additions to property, plant and equipment (“PP&E”)	139.3	56.7	146%	374.4	180.4	108%
Capital expenditures - total(1)	150.9	58.3	159%	340.5	159.1	114%
Sustaining capital expenditures(1)	26.1	25.7	2%	77.9	69.5	12%
Non-sustaining capital expenditures(1)	124.8	32.6	283%	262.6	89.6	193%
Net earnings per common share - $/share basic(2)	0.46	1.44	(68)%	1.22	1.90	(37)%
Adjusted net earnings per common share - $/share basic(1)(2)	0.37	0.33	12%	1.21	0.70	73%
Operating highlights
Gold produced (oz)	75,429	81,773	(8)%	214,157	204,463	5%
Gold sold (oz)	74,387	80,598	(8)%	219,436	203,064	8%
Average market gold price ($/oz)	4,262	3,457	23%	4,545	3,201	42%
Average realized gold price ($/oz)(3)	3,483	3,178	10%	3,697	2,874	29%
Copper produced (000s lbs)	12,773	13,354	(4)%	40,069	37,438	7%
Copper sold (000s lbs)	13,189	13,244	0%	41,434	37,488	11%
Average market copper price ($/lb)	6.40	4.44	44%	6.09	4.33	41%
Average realized copper price ($/lb)(3)	5.74	3.73	54%	5.15	3.72	38%
Molybdenum roasted (000s lbs)	2,784	4,428	(37)%	7,744	10,627	(27)%
Molybdenum sold (000s lbs)	4,645	3,121	49%	12,113	10,441	16%
Average market molybdenum price ($/lb)	32.98	24.37	35%	29.48	21.87	35%
Average realized molybdenum price ($/lb)(3)	33.43	24.42	37%	30.53	22.41	36%
Unit costs
Gold production costs ($/oz)(4)	1,505	1,346	12%	1,536	1,312	17%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,775	1,652	7%	1,729	1,604	8%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,205	1,833	20%	2,119	1,816	17%
Copper production costs ($/lb)(4)	2.68	2.11	27%	2.49	2.13	17%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	3.32	2.63	26%	3.08	2.57	20%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	As at September 30, 2026, the Company had 193,671,809 common shares issued and outstanding.
(3)	This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”), is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled
(4)	All per unit cost metrics are expressed on a metal sold basis.

2026 Guidance – Gold and Copper Assets

	Units	2026 Guidance			Nine Months Ended September 30, 2026	2026 Guidance - Previous
Production
Total gold production(1)	(koz)	260	-	290	214
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	112
Öksüt Mine	(koz)	120	-	135	102
Total copper production(2)(3)(4)	(Mlb)	50	-	60	40
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,536
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,474
Öksüt Mine	($/oz)	1,650	-	1,750	1,607
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,729
Mount Milligan Mine(4)	($/oz)	1,100	-	1,200	1,103	1,200 - 1,300
Öksüt Mine	($/oz)	1,850	-	1,950	1,822
Capital Expenditures
Additions to PP&E	($M)	205	-	250	179.1
Mount Milligan Mine	($M)	130	-	150	109.9
Öksüt Mine	($M)	10	-	20	13.8
Goldfield Project	($M)	60	-	70	49.2
Kemess Project	($M)	5	-	10	6.2
Total Capital ExpendituresNG	($M)	185	-	230	164.2
Sustaining Capital ExpendituresNG	($M)	85	-	105	75.8
Mount Milligan Mine	($M)	80	-	90	66.6
Öksüt Mine	($M)	5	-	15	9.2
Non-sustaining Capital ExpendituresNG	($M)	100	-	125	88.4
Mount Milligan Mine	($M)	35	-	45	33.6
Goldfield Project	($M)	60	-	70	48.6
Kemess Project	($M)	5	-	10	6.2
Other Items
Current income tax and BC mineral tax expense(1)	($M)	117	-	139	110.2	111 - 133
Mount Milligan Mine	($M)	12	-	14	9.7	6 - 8
Öksüt Mine	($M)	105	-	125	100.5
Depreciation, depletion and amortization	($M)	105	-	125	95.2	90 - 110
Mount Milligan Mine	($M)	55	-	65	47.2	40 - 50
Öksüt Mine	($M)	50	-	60	48.0
Evaluation Costs	($M)	18	-	25	15.7
Care and Maintenance - Kemess Project	($M)	13	-	15	11.1
Reclamation Costs - Kemess Project	($M)	2	-	4	0.8
Corporate and administration costs(6)	($M)	34	-	38	30.1	29 - 33

(1)	Consolidated Centerra figures.
(2)	The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,250 per ounce of gold and $6.25 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper prices for 2026 would be $2,915 per ounce and $5.25 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
(3)	Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 60.3% achieved in the nine months ended September 30, 2026. Copper production for 2026 assumes recovery of 75% to 77% for copper and compares to actual copper recovery of 74.2% achieved in the nine months ended September 30, 2026.
(4)	Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
(5)	Units noted as ($/oz) relate to gold ounces.
(6)	Excludes share based compensation.

2026 Guidance – US Moly

	Units	2026 Guidance			Nine Months Ended September 30, 2026	2026 Guidance - Previous
Production - Langeloth Facility
Total molybdenum roasted	Mlbs	11	-	13	7.7
Total molybdenum sold	Mlbs	15	-	17	12.1
Costs and Profitability - Langeloth Facility
Net earnings	($M)	12	-	17	11.7	2 - 7
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)NG	($M)	17	-	22	18.9	7 - 12
Capital Expenditures
Additions to PP&E	($M)	208	-	240	195.1
Thompson Creek Mine	($M)	205	-	235	193.0
Langeloth Facility	($M)	3	-	5	2.1
Total Capital ExpendituresNG	($M)	193	-	225	175.7
Non-sustaining Capital ExpendituresNG, Thompson Creek Mine	($M)	190	-	220	173.6
Sustaining Capital ExpendituresNG, Langeloth Facility	($M)	3	-	5	2.1
Other Items
Depreciation, depletion and amortization, Langeloth Facility	($M)	4	-	6	3.4

2026 Guidance – Global Exploration Projects

(Expressed in millions of United States dollars)	Units	2026 Guidance			Nine Months Ended September 30, 2026
Project Exploration	($M)	40	-	50	35.9
Brownfield Exploration	($M)	20	-	25	20.6
Greenfield and Generative Exploration	($M)	20	-	25	15.3

Mount Milligan

Mount Milligan produced 44,070 ounces of gold in the third quarter of 2026, a 15% increase compared to the previous quarter and consistent with the production profile previously outlined. Copper production in the quarter was 12.8 million pounds, largely in line with the previous quarter, reflecting planned mine sequencing. Year-to-date gold and copper production remains aligned with the September 2025 Pre-Feasibility Study (“PFS”) mine plan and the Company remains on track to achieve its 2026 production guidance of 140,000 to 155,000 ounces of gold and 50 to 60 million pounds of copper. During the quarter, a total of 12.3 million tonnes were mined from phases 5, 6, 7 and North Borrow of the open pit. Process plant throughput was 5.6 million tonnes, averaging 60,388 tonnes per day. Gold sales were 43,005 ounces and copper sales were 13.2 million pounds.

Gold production costs in the third quarter 2026 were $1,392 per ounce. AISC on a by-product basisNG was $985 per ounce, 22% lower quarter-over-quarter as a result of stronger gold production and sales and copper by-product credits. The Company reaffirms its 2026 gold production cost guidance of $1,450 to $1,550 per ounce at Mount Milligan, while strong year-to-date copper by-product credits have enabled the Company to lower its full-year AISC on a by-product basisNG guidance from $1,200 to $1,300 per ounce to $1,100 to $1,200 per ounce.

Sustaining capital expendituresNG at Mount Milligan in the third quarter of 2026 were $22.4 million, focused on the existing TSF dam construction, equipment replacements, and mill maintenance. Non-sustaining capital expendituresNG in the third quarter of 2026 were $11.3 million related to TSF buttress foundation preparation and equipment purchases. The Company remains on track to achieve its 2026 sustaining and non-sustaining capital expendituresNG guidance at Mount Milligan of $80 to $90 million and $35 to $45 million, respectively.

In the third quarter of 2026, Mount Milligan generated $106.8 million of cash flow from mine operations and free cash flowNG of $62.8 million.

The PFS extended Mount Milligan’s mine life to 2045, supported by an optimized mine plan, and outlined a fully funded growth capital program designed to support long-term production and cash flow. The study also supports a planned 10% increase in plant throughput beginning in 2028, enhancing production over the life of the operation. Mount Milligan remains Centerra’s cornerstone asset, with 20 years of mine life, meaningful gold and copper production, and significant future exploration potential in British Columbia.

Öksüt

Öksüt produced 31,359 ounces of gold in the third quarter of 2026, driven by higher grades and enhanced operating practices and solution management. The Company remains on track to achieve its previously increased 2026 Öksüt gold production guidance of between 120,000 to 135,000 ounces. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit. A total of 5.0 million tonnes of ore and waste were mined in the quarter and 1.5 million tonnes were stacked at an average grade of 0.85 g/t.

At Öksüt, gold production costs and AISC on a by-product basisNG for the third quarter 2026 were $1,659 per ounce and $1,893 per ounce, respectively. AISC on a by-product basisNG improved compared to last quarter driven by lower royalty expense per ounce due to lower gold prices. The Company reaffirms Öksüt’s 2026 AISC on a by-product basisNG guidance range of $1,850 and $1,950 per ounce.

In the third quarter 2026, sustaining capital expendituresNG at Öksüt were $2.5 million. The Company reaffirms its 2026 guidance for sustaining capital expendituresNG of $5 to $15 million at Öksüt.

Öksüt delivered cash flow from mine operations of $68.3 million and free cash flowNG of $65.8 million in the third quarter of 2026.

In June 2026, the Turkish Government announced changes that are expected to reduce the corporate income tax rate for Öksüt from 25% to 12.5%, effective January 1, 2027. This change in tax rate is expected to enhance Öksüt’s long-term cash flow generation and overall value.

Centerra continues work on a Life of Mine Optimization study at Öksüt to evaluate the asset’s full potential, including the incremental production potential of residual leaching of the heap leach facility and the inclusion of low-grade oxide mineralization outside of the current reserve pit into the mine plan. The study will explore options to increase gold recovery from existing leach pads through improved solution management and enhanced operating practices. Expected in early 2027 with the Company’s year-end disclosures, the study will also support updates to the mine’s long-term reclamation and site management plan to maximize metal recovery in a safe and responsible manner.

US Moly

US Moly generated $2.9 million of cash flow from operations and recorded a free cash flow deficitNG of $53.5 million, in the third quarter of 2026, reflecting capital spending on the restart of Thompson Creek.

Thompson Creek Mine

The restart of Thompson Creek continues to advance as planned, with approximately 65% of the infrastructure refurbishment complete. During the third quarter of 2026, the Thompson Creek restart progressed with most long-lead equipment packages shipped, installation of approximately two-thirds of the flotation tanks and agitators completed, and refurbishment of key mill equipment and electrical work advancing. Tailings work in the quarter included substantial completion of the toe berm and related pipeline installation, while pre-commissioning and operational readiness activities advanced through legacy system testing, training planning and development of operating procedures. In October 2026, the final electrical equipment required for the mill refurbishment was delivered to site.

In the third quarter of 2026, non-sustaining capital expendituresNG were $81.2 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG have totalled $337.3 million. The Company expects the 2026 non-sustaining capital expendituresNG for Thompson Creek to be within the previously disclosed guidance range of $190 to $220 million.

The project remains in line with the total capital estimate of $425 to $450 million and is on track for first production in mid-2027.

Langeloth Metallurgical Facility

In the third quarter of 2026, Langeloth roasted 2.8 million pounds and sold 4.6 million pounds of molybdenum, recorded adjusted EBITDANG of $16.5 million, and generated $2.9 million of cash flow from operations, supported by increased molybdenum sales volumes and stronger margins. Higher margins reflected strong market prices and a lower weighted average cost per pound, benefiting from inventory accumulated at lower market prices in prior periods.

As a result of increasing molybdenum prices, Langeloth delivered strong adjusted EBITDANG in the third quarter, supporting an increase in the Company’s full-year adjusted EBITDANG guidance to $17 to $22 million, up from $7 to $12 million previously.

Goldfield Project

Goldfield achieved an important permitting milestone in the third quarter of 2026, with all major permits now in place for the Gemfield deposit, which accounts for approximately 80% of the life of mine production. Development activities also advanced during the quarter, including detailed engineering, long-lead equipment procurement and initial earthworks for stormwater diversion channels, overburden stockpiling and borrow material excavation. Further construction and site preparation activities are planned for the remainder of 2026. Non-sustaining capital expendituresNG at Goldfield in the third quarter of 2026 were $29.9 million. The Company is on track for Goldfield’s updated 2026 non-sustaining capital expendituresNG guidance of $60 to $70 million, which reflects the acceleration of a number of site preparation activities into 2026 to support project execution, reduce execution risk and secure 2026 pricing. Centerra continues to identify and evaluate opportunities to bring forward capital expenditures to further reduce execution risk and potentially advance the construction schedule. The overall project capital cost estimate remains consistent with the August 2025 technical study.

Goldfield is expected to become the Company’s next gold-producing operation, with first production targeted by the end of 2028, supporting Centerra’s self-funded growth strategy and future production profile.

Kemess Project

In January 2026, Centerra published a Preliminary Economic Assessment (“PEA”) for the Kemess project in British Columbia, demonstrating strong project economics, including an after-tax net present value (5%) (“NPV5%”) of approximately $1.1 billion, using long-term pricing of $3,000 per ounce of gold and $4.50 per pound of copper. Kemess has the potential to become Centerra’s second long-life gold-copper asset in British Columbia and remains unencumbered by gold or copper streams, providing greater exposure to future metal prices.

The Company continues to advance the Kemess PFS, which remains on track for completion in mid-2027, and is evaluating opportunities to advance early works to reduce project execution risk.

Third Quarter 2026 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its third quarter 2026 conference call on Friday, October 30, 2026, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on January 30, 2027.

Conference Call

  Participants can register for the conference call at the following registration link.
  Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day November 30, 2026. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 7065248. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investor-relations/events-and-presentations/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three months ended September 30, 2026, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based gold and copper producer and developer headquartered in Toronto, Ontario. The Company operates two mines: the Mount Milligan Mine, a long-life gold-copper asset in British Columbia, Canada, and the Öksüt Mine, a gold asset in Türkiye. Centerra has a self-funded organic growth pipeline in North America, including the Kemess gold-copper project in British Columbia, Canada, the Goldfield gold project in Nevada, United States. The Company also owns and operates US Moly, a vertically integrated molybdenum business in the United States comprising the Thompson Creek Mine in Idaho and the Langeloth Metallurgical Facility in Pennsylvania. Centerra's shares trade on the Toronto Stock Exchange (TSX: CG) and on the New York Stock Exchange (NYSE: CGAU).

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production (including planned mining zones), sales, costs, capital expenditures, grades and recoveries, reclamation costs, recoveries, depreciation, depletion and amortization, taxes and royalty payments and life of mine, engineering and permitting costs; exploration programs and targets, gold, copper (including expected credits) and molybdenum prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”), the timing, methods and quantity of any purchases of Shares under the NCIB and an intention to renew the NCIB; the nature and timing of construction, permitting and first production of Goldfield; the timing and results of the Kemess Pre-Feasibility Study; the results and timing of the Life of Mine Optimization Study at Öksüt; the nature and timing and capital required for the restart of Thompson Creek; royalty and tax rates in Türkiye; working capital levels and costs at Langeloth; financial hedges; share based compensation expenses; the timing of additional contingent payments from Equinox Gold; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; risks related to geopolitical instability, including ongoing conflicts in the Middle East and elsewhere, which may adversely affect global economic conditions, commodity prices, energy costs, supply chains and transportation routes; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding or potential litigation, tax audits, examinations and other administrative or regulatory proceedings affecting the Company; the risk of claims, investigations or regulatory proceedings, particularly at the Langeloth Metallurgical Facility, arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption and regulatory enforcement actions, orders, penalties, remediation obligations or operational restrictions, as well as the ability to obtain any necessary regulatory approvals, agreements or accommodations to maintain operations pending the completion of required repairs or corrective measures; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; risks relating to permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities, the Royal Gold Streaming Agreement and the Additional Royal Gold Agreement which may, among other things, restrict the Company from pursuing certain business activities, including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments and equity investment portfolio; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events; lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns, including the risk of further breakdowns; the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource, has reviewed and approved the scientific and technical information contained in this news release. Mr. Adofo is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and planning and forecasting for future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended September 30, 2026, 520 and 593 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
  Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
  Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of copper pounds against the average market copper price.
  Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
  Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	112.0	108.5	59.9	49.4	52.1	59.1
Production costs attributable to copper	35.3	28.0	35.3	28.0	—	—
Total production costs excluding US Moly segment, as reported	147.3	136.5	95.2	77.4	52.1	59.1
Adjust for:
Third party smelting, refining and transport costs	2.7	2.7	2.5	2.5	0.2	0.2
By-product and co-product credits	(80.8)	(54.5)	(80.8)	(54.5)	—	—
Adjusted production costs	69.2	84.7	16.9	25.4	52.3	59.3
Corporate general administrative and other costs	9.4	7.0	—	—	—	0.4
Share-based compensation costs	20.8	8.1	—	—	—	—
Reclamation and remediation - accretion (operating sites)	4.3	5.9	0.5	0.6	3.8	5.3
Sustaining capital expenditures	24.9	25.4	22.4	19.6	2.5	5.8
Sustaining lease payments	3.4	2.0	2.6	1.4	0.8	0.6
All-in sustaining costs on a by-product basis	132.0	133.1	42.4	47.0	59.4	71.4
Ounces sold (000s)	74.4	80.6	43.0	32.1	31.4	48.5
Pounds sold (millions)	13.2	13.2	13.2	13.2	—	—
Gold production costs ($/oz)	1,505	1,346	1,392	1,540	1,659	1,219
All-in sustaining costs on a by-product basis ($/oz)	1,775	1,652	985	1,461	1,893	1,473
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,205	1,833	1,728	1,916	1,893	1,473
Copper production costs ($/pound)	2.68	2.11	2.68	2.11	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.32	2.63	3.32	2.63	n/a	n/a

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	337.2	266.5	172.7	145.8	164.5	120.7
Production costs attributable to copper	103.0	80.0	103.0	80.0	—	—
Total production costs excluding US Moly segment, as reported	440.2	346.5	275.7	225.8	164.5	120.7
Adjust for:
Third party smelting, refining and transport costs	8.7	7.8	7.7	7.2	1.0	0.6
By-product and co-product credits	(231.6)	(149.7)	(229.9)	(149.7)	(1.7)	—
Adjusted production costs	217.3	204.6	53.5	83.3	163.8	121.3
Corporate general administrative and other costs	30.1	24.2	—	—	0.2	0.7
Share-based compensation costs	33.6	10.9	—	—	—	—
Reclamation and remediation - accretion (operating sites)	12.6	11.9	1.6	2.2	11.0	9.7
Sustaining capital expenditures	76.2	68.6	66.6	43.5	9.2	25.1
Sustaining lease payments	9.7	5.5	7.5	4.0	2.2	1.5
All-in sustaining costs on a by-product basis	379.5	325.7	129.2	133.0	186.4	158.3
Ounces sold (000s)	219.4	203.1	117.1	102.5	102.3	100.6
Pounds sold (millions)	41.4	37.5	41.4	37.5	—	—
Gold production costs ($/oz)	1,536	1,312	1,474	1,423	1,607	1,199
All-in sustaining costs on a by-product basis ($/oz)	1,729	1,604	1,103	1,298	1,822	1,573
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,119	1,816	1,833	1,719	1,822	1,573
Copper production costs ($/pound)	2.49	2.13	2.49	2.13	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.08	2.57	3.08	2.57	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$88.7	$292.2	$240.2	$391.2
Adjust for items not associated with ongoing operations (net of tax):
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	2.6	(27.4)	25.8	(13.9)
Costs associated with the resolution of legal matter	0.3	—	3.9	—
Other deferred income tax adjustments(1)	(10.2)	14.0	4.3	1.8
Loss (gain) on equity investments and other losses	0.1	(2.2)	(3.1)	(1.9)
Reclamation recovery at the Endako and Kemess Projects	(7.2)	(0.3)	(4.7)	(3.2)
Other (gain) loss(2)	(2.8)	(0.1)	(9.2)	2.8
Unrealized loss (gain) on sale of Greenstone Partnership	0.3	(16.3)	(17.9)	(37.9)
Goldfield Impairment reversal	—	(193.5)	—	(193.5)
Adjusted net earnings	$71.8	$66.4	$239.3	$145.4

Net earnings per share - basic	$0.46	$1.44	$1.22	$1.90
Net earnings per share - diluted	$0.45	$1.43	$1.21	$1.87
Adjusted net earnings per share - basic	$0.37	$0.33	$1.21	$0.70
Adjusted net earnings per share - diluted	$0.37	$0.32	$1.20	$0.70

(1)	Income tax adjustments primarily reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine as well as the impact of tax optimization initiatives which are expected to reduce future income taxes payable at the Mount Milligan Mine.
(2)	Relates primarily to the effect of movement in foreign currency exchange rates on the Öksüt royalty liability and the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA is a non-GAAP performance measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2026	2025	2026	2025
Net earnings	$88.7	$292.2	$240.2	$391.2
Adjustments (net of tax):
Income tax expense (recovery)	15.3	59.6	122.7	82.2
Depreciation, depletion and amortization	34.3	36.1	103.1	87.8
Interest income	(2.8)	(5.3)	(11.0)	(16.3)
Finance costs	8.8	3.0	18.7	10.9
Goldfield Impairment reversal	—	(193.5)	—	(193.5)
Unrealized loss (gain) on sale of Greenstone Partnership	0.3	(16.3)	(17.9)	(37.9)
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	2.6	(27.4)	25.8	(13.9)
Reclamation recovery at the Endako and Kemess Projects	(7.2)	(0.3)	(4.7)	(3.2)
Loss (gain) on equity investments and other losses	0.1	(2.2)	(3.1)	(1.9)
Costs associated with the resolution of legal matter	0.3	—	3.9	—
Other (gain) loss(1)	(2.8)	(0.1)	(9.2)	2.8
Adjusted EBITDA	$137.6	$145.8	$468.5	$308.2

(1)	Relates primarily to the effect of movement in foreign currency exchange rates on the Öksüt royalty liability and the reclamation provision at the Endako Mine and the Kemess Project.

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net earnings (loss)	$15.1	$—	$11.7	$(1.8)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	1.1	3.4	3.4
Interest Income	(0.1)	—	(0.3)	(0.3)
Finance costs	0.1	—	0.2	0.1
Other(1)	0.3	—	3.9	—
Adjusted EBITDA	$16.5	$1.1	$18.9	$1.4

(1)	Includes the costs to settle a legacy labour matter of $0.3 million and $3.9 million during the three and nine months ended September 30, 2026.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$143.1	$161.7	$106.8	$64.1	$68.3	$139.4	$2.9	$(13.6)	$(0.5)	$(2.0)	$(34.4)	$(26.2)
Deduct:
Property, plant & equipment additions(1)	(126.0)	(63.0)	(44.0)	(19.5)	(2.5)	(5.8)	(56.4)	(37.6)	(21.4)	—	(1.7)	(0.1)
Free cash flow (deficit)	$17.1	$98.7	$62.8	$44.6	$65.8	$133.6	$(53.5)	$(51.2)	$(21.9)	$(2.0)	$(36.1)	$(26.3)

(1)	As presented in the Company’s condensed consolidated interim statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$329.4	$245.6	$349.0	$160.7	$217.9	$172.2	$(117.5)	$(15.2)	$(5.6)	$(3.6)	$(114.4)	$(68.6)
Deduct:
Property, plant & equipment additions(1)	(286.2)	(162.5)	(91.3)	(45.9)	(9.2)	(25.1)	(141.0)	(91.3)	(38.9)	—	(5.9)	(0.2)
Free cash flow (deficit)	$43.2	$83.1	$257.7	$114.8	$208.7	$147.1	$(258.5)	$(106.5)	$(44.5)	$(3.6)	$(120.2)	$(68.8)

(1)	As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$139.3	$56.7	$28.5	$11.9	$2.2	$8.0	$76.1	$36.5	$30.5	$—	$2.0	$0.4
Adjust for:
Costs capitalized to the ARO assets	18.9	5.5	4.4	8.4	1.0	(1.8)	13.4	(1.2)	0.1	—	—	—
Costs capitalized to the ROU assets	(0.7)	(0.6)	—	—	(0.7)	(0.5)	—	—	—	—	—	(0.1)
Costs relating to capitalized DDA	(5.4)	(2.8)	—	—	—	—	(5.4)	(2.8)	—	—	—	—
Other(2)	(1.2)	(0.5)	0.8	—	—	0.1	(1.7)	(0.8)	(0.7)	—	0.4	0.2
Capital expenditures	$150.9	$58.3	$33.7	$20.3	$2.5	$5.8	$82.4	$31.7	$29.9	$—	$2.4	$0.5
Sustaining capital expenditures	26.1	25.7	22.4	19.6	2.5	5.8	1.2	0.3	—	—	—	—
Non-sustaining capital expenditures	124.8	32.6	11.3	0.7	—	—	81.2	31.4	29.9	—	2.4	0.5

(1)	As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)	Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$374.4	$180.4	$109.9	$52.2	$13.8	$31.8	$195.1	$95.7	$49.2	$—	$6.4	$0.7
Adjust for:
Costs capitalized to the ARO assets	18.3	(8.7)	5.4	(1.9)	(2.1)	(5.1)	14.9	(1.6)	0.1	—	—	(0.1)
Costs capitalized to the ROU assets	(33.8)	(2.9)	(15.4)	(0.9)	(2.5)	(1.7)	(15.9)	—	—	—		(0.3)
Costs relating to capitalized DDA	(14.4)	(7.3)	—	—	—	—	(14.4)	(7.3)	—	—	—	—
Other(2)	(4.0)	(2.4)	0.3	(0.5)	—	0.1	(4.0)	(2.2)	(0.7)	—	0.4	0.2
Capital expenditures	$340.5	$159.1	$100.2	$48.9	$9.2	$25.1	$175.7	$84.6	$48.6	$—	$6.8	$0.5
Sustaining capital expenditures	77.9	69.5	66.6	43.5	9.2	25.1	2.1	0.9	—	—	—	—
Non-sustaining capital expenditures	262.6	89.6	33.6	5.4	—	—	173.6	83.7	48.6	—	6.8	0.5

(1)	As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)	Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,				Nine months ended September 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2026	2025	2026	2025	2026	2025	2026	2025
Mining costs	$37.6	$32.6	$17.5	$15.5	$112.2	$95.6	$47.0	$41.5
Allocation of mining costs(1)	(5.0)	(4.5)	—	(0.9)	(13.6)	(13.2)	(1.7)	(12.0)
Milling costs	39.6	34.0	9.4	9.2	105.4	95.1	24.8	23.3
Site G&A costs	15.9	13.8	12.2	10.9	46.5	40.7	33.6	32.3
Change in inventory, royalties and other	7.0	1.5	13.0	24.4	25.2	7.6	60.8	35.6
Production costs	$95.1	$77.4	$52.1	$59.1	$275.7	$225.8	$164.5	$120.7
Ore and waste tonnes mined (000's tonnes)	12,323	12,256	4,967	4,882	36,485	35,723	12,774	12,654
Ore processed (000's tonnes)	5,556	5,294	1,499	1,476	15,899	15,331	3,678	3,714
Mining costs per tonne mined ($/tonne)	3.05	2.66	3.52	3.16	3.08	2.67	3.67	3.28
Processing costs per tonne processed ($/tonne)	7.13	6.41	6.26	6.22	6.63	6.20	6.74	6.27
Site G&A costs per tonne processed ($/tonne)	2.86	2.59	8.18	7.39	2.92	2.65	9.16	8.70
On site costs per tonne processed ($/tonne)	16.76	15.16	26.09	24.07	16.61	15.09	28.67	26.13

(1)	Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.